The Caccamo Law Group, PA

c/o Joseph A. Caccamo	Joseph A. Caccamo
1136 Ashfield Way	Also Admitted
St Johns, FL 32259	in New York
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Telephone 904.547.2241 Mobile 561.346.1380 Fax 571.323.6813
e-mail jcaccamoesq@interparfumsinc.com

                                                                        11 October 2013

Filing via Edgar
Ms. Lisa Etheredge, Staff Accountant
United States
Securities and Exchange Commission
Washington, DC 20549

             Re: Letter Dated 4 October 2013 of John Cash, Accounting Branch Chief
            Addressed to Mr. Russell Greenberg, Chief Financial Officer, Inter Parfums, Inc.

Dear Ms. Etheredge:

            We represent Inter Parfums, Inc., and this will confirm our telephone conversation of earlier today, 11 October 2013. Inter Parfums, Inc. has requested an extension of time, until 31 October 2013, to respond to the above referenced letter as the result of the preparation for, and attendance by senior executive officers at, the 2013 TFWA World Exhibition to be held in Cannes from 20-25 October 2013 (the "Cannes World Exhibition"). As Inter Parfums, Inc. is in the fragrance and cosmetic business, we have been advised that The Cannes World Exhibition is a very important annual event for Inter Parfums, Inc. Based upon the foregoing, you have agreed to grant the extension requested. I thank you for you courtesies in this matter.

                                                                         Very truly yours,

                                                                        /s/ Joseph A. Caccamo

JAC/me                                                            Joseph A. Caccamo

cc.: Mr. Russell Greenberg,
Executive Vice President and
Chief Financial Officer